October 7, 2010

Mr. Edward J. Peplinski, President
Veterans in Packaging, Inc.
48 Zephyr Lane
Springfield, MA 01128

    RE: **Veterans in Packaging, Inc.**
         Form S-1/A#3
         Filed September 30, 2010
         File No. 333-158584

Dear Mr. Peplinski:

We have reviewed your amended filing and have the following comments.   In some comments, we have asked you to provide us with additional information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 13

We note the disclosure in several locations that, "the offering will terminate on the earlier of: … (ii) any time after the minimum offering of 400,000 shares of common stock is achieved, …" Please explain or revise this disclosure.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

We reviewed your response to our prior comment 4. Your response did not address our comment in its entirety, thus the comment will be partially reissued. It appears you recognize revenue on a gross basis for the direct sales portion of your business. Please provide us with a detailed analysis of how you evaluated each of the criteria of FASB ASC 605-45-45 to support your recognition of revenue on a gross basis.

Closing Comments

    You may contact Blaise Rhodes, accountant, at (202) 551-3774 or Angela Halac, accounting reviewer, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 or the undersigned at (202) 551-3795 with any other questions.

          Sincerely,

          John Reynolds,
          Assistant Director

cc: via fax - Gary B. Wolff, Esq.
        (212) 644-6498